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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 4)*

Acme Packet, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
004764 10 6
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	004764 10 6	Schedule 13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Andrew Ory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		4,582,841 [1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,655 [2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,582,841 [1]

WITH:	8	SHARED DISPOSITIVE POWER

14,655 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,597,496 [3]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.2%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Represents shares held as of February 11, 2011 and includes 149,688 shares subject to options exercisable within 60 days of February 11, 2011. Does not include 138,161 shares held by Mr. Ory’s wife, Linda Hammett Ory. Mr. Ory disclaims beneficial ownership over the shares held by his wife.

[2]	Shares are held by the Endeavor Foundation, Inc., a Massachusetts Charitable Corporation (the “Endeavor Foundation”), of which Mr. Ory and Ms. Ory are members of the Board of Directors. Mr. Ory and Ms. Ory share voting and dispositive power over the shares as Directors of the Endeavor Foundation.

[3]	Represents shares held as of February 11, 2011 and includes 149,688 shares subject to options exercisable within 60 days of February 11, 2011 and 14,655 shares held by the Endeavor Foundation. Does not include 138,161 shares held by Mr. Ory’s wife, Linda Hammett Ory. Mr. Ory disclaims beneficial ownership over the shares held by his wife.

[4]	All ownership percentages reported herein are based on 63,509,788 shares of the issuer’s common stock issued and outstanding as of October 26, 2010, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on October 28, 2010.

CUSIP No.	004764 10 6	Schedule 13G	Page	3	of	5 Pages
Item 1.
(a)	Name of Issuer

Acme Packet, Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Crosby Drive, Bedford, MA 01730
Item 2.
(a)	Name of Person Filing:

Andrew Ory

(b)	Address of Principal Business Office or, if none, Residence

100 Crosby Drive, Bedford, MA 01730

(c)	Citizenship

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number

004764 10 6
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No.	004764 10 6	Schedule 13G	Page	4	of	5 Pages
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

4,597,496 [1]

(b)	Percent of Class:

7.2% [2]

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote.

4,582,841 [3]

(ii)	Shared power to vote or to direct the vote.

14,655 [4]

(iii)	Sole power to dispose or to direct the disposition of.

4,582,841 [3]

(iv)	Shared power to dispose or to direct the disposition of.

14,655 [4]
Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

[1]	Represents shares held as of February 11, 2011 and includes 149,688 shares subject to options exercisable within 60 days of February 11, 2011 and 14,655 shares held by the Endeavor Foundation, Inc., a Massachusetts Charitable Corporation (the “Endeavor Foundation”). Does not include 138,161 shares held by Mr. Ory’s wife, Linda Hammett Ory. Mr. Ory disclaims beneficial ownership over the shares held by his wife.

[2]	All ownership percentages reported herein are based on 63,509,788 shares of the issuer’s common stock issued and outstanding as of October 26, 2010, as reported by the issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on October 28, 2010.

[3]	Represents shares held as of February 11, 2011 and includes 149,688 shares subject to options exercisable within 60 days of February 11, 2011. Does not include 138,161 shares held by Mr. Ory’s wife, Linda Hammett Ory. Mr. Ory disclaims beneficial ownership over the shares held by his wife.

[4]	Shares are held by the Endeavor Foundation, of which Mr. Ory and Ms. Ory are members of the Board of Directors. Mr. Ory and Ms. Ory share voting and dispositive power over the shares as Directors of the Endeavor Foundation.

CUSIP No.	004764 10 6	Schedule 13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 11, 2011

/s/ Andrew Ory
Andrew Ory